

August 22, 2011

Via E-mail
Paul V. Gonzales
  Chief Financial Officer
AMP Holding Inc.
4540 Alpine Avenue
Blue Ash, Ohio  45242

> **Re:    AMP Holding Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-53704**

Dear Mr. Gonzales:

We have reviewed your supplemental response letter to us dated August 2, 2011 in response to our letter of comment dated July 19, 2011 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Statement of Stockholders' Equity/(Deficit), page F-5

1.    We have reviewed your response to our prior comment 10, and note your revisions included in the footnotes to the Form 10-Q for the quarterly period ended June 30, 2011 related to stock based compensation.  With respect to options and warrants issued to consultants in Note 5 to the June 30, 2011 Form 10-Q, in future filings, please expand the narrative to discuss whether the options and warrants are for services previously rendered at the balance sheet date.  It is unclear whether the column labeled "weighted average remaining term in months" solely relates to the remaining exercise term of the option or warrant, or whether it also applies to any remaining or ongoing service requirement.  In

this regard, please disclose whether the cost vested and recognized at the balance sheet date and the remaining cost to be vested and recognized are based on any ongoing service requirement.  Your disclosure does not distinguish or discuss the nature of any consulting agreements whereby services will be provided over a specified service period.  If there are no such agreements, please so state.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Review Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief